

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 5, 2024

Maria Maccecchini, Ph.D.
President and Chief Executive Officer
Annovis Bio, Inc.
101 Lindenwood Drive, Suite 225
Malvern, PA 19355

       Re: Annovis Bio, Inc.
            Registration Statement on Form S-3
            Filed February 1, 2024
            File No. 333-276814

Dear Maria Maccecchini:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Daniel Crawford at 202-551-7767 with any questions.

               Sincerely,

               Division of Corporation Finance
               Office of Life Sciences

cc: Joan Guilfoyle, Esq.